Exhibit 99.1

HQ/CS/CL.24B/14899

1 August 2012

Sir,

Sub: Press Release – Tata Communications Banking InfraSolutions (TCBIL) emerges as India’s largest managed ATM services provider.

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

Divya Anand Tata Communications +91 8976068777 divya.anand@tatacommunications.com	Madhavi Kochar Rediffusion/Edelman +91 9880133311 Madhavi.Kochar@edelman.com

Tata Communications Banking InfraSolutions (TCBIL) emerges as India’s largest managed ATM services provider

Tata Communications wins contract for deploying and managing nearly 14,000 ATMs for public sector banks across three regions of India

Mumbai (BSE, NSE) - August 1st 2012 - Tata Communications Banking InfraSolutions (TCBIL), a wholly-owned subsidiary of Tata Communications, specialising in payment solutions for the banking and financial services sector, has emerged as the largest managed ATM service provider in the country as it signs a milestone contract to deploy and manage nearly 14,000 ATMs for all public sector banks across Tamil Nadu & Puducherry, West Bengal & Andaman & Nicobar and Andhra Pradesh. With this win, TCBIL has become India’s largest managed ATM services provider, with almost 27,000 contracted ATMs nationwide.

Sudip Kumar, President, Tata Communications Banking InfraSolutions Ltd., said, “We are honoured to have won this prestigious mandate to assist the public sector banks in their endeavour to expand their ATM networks. This is a huge endorsement of our competence in the banking infrasolutions space as we commenced operations only three years ago. TCBIL will function as a one-stop solution to the banks for the entire value chain - from identifying locations to implementing the ATM as per their bespoke brand guidelines.”

TCBIL will deploy and manage nearly 14,000 ATMs over a span of two years for all 21 public sector banks. Around 50% of the total rollout would be in semi urban and rural locations and the remaining 50% would be deployed in metro and urban markets.

TCBIL’s service offering is based on deep domain experience of the banking sector backed by Tata Communications’ highly resilient and secure global infrastructure and managed services credentials. TCBIL has a strong track record in deploying a wide portfolio of financial services for banks, such as:

•	ATM outsourcing: end-to-end deployment and managed services

•	Point of Sale (POS): enablement and management

•	Card issuance: management and switching services

•	Hosted services: core banking services, cheque truncation services

•	Financial inclusion: end-to-end services

www.tatacommunications.com

©2012 Tata Communications Ltd. All Rights Reserved.

TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

GLOBAL MEETING ALLIANCE is a trademark of Tata Communications (Bermuda) Limited in certain countries.

TCBIL at a glance:

•	India’s largest managed ATM services provider with over 26,700 ATMs contracted

•	Manages more than 12,500 ATMs and 10,000 POS Terminals as on March 31st 2012

•	Handles over 55% of POS traffic in India

•	Handles 200 million card transactions annually i.e. close to 550,000 transactions every day

•	Manages over Rs 1.8 crores of card transactions each month

•	Enjoys the trust of over 25 leading banks in India as clients

ENDS…

About TCBIL

Tata Communications Banking InfraSolutions Ltd. (TCBIL) is a wholly owned subsidiary of Tata Communications and one of the fastest growing payment solutions providers in the country. TCBIL is a banking and financial services organisation offering a one stop ‘plug-and-play’ infrastructure management solution on a pay-per-use model to its clients.

The company has been at the forefront in providing payment solutions on innovative business models like managed ATM services, managed hosted core banking solutions, point of sale solutions, card issuance & management and financial inclusion solutions. These services enable banks to focus on their core business, establish core banking processes, customer acquisition and retention channels with minimum resource allocations.

www.tatacommunications.com/enterprise/india/tcbil.asp

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited)

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

www.tatacommunications.com

©2012 Tata Communications Ltd. All Rights Reserved.

TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

GLOBAL MEETING ALLIANCE is a trademark of Tata Communications (Bermuda) Limited in certain countries.

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilise or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

www.tatacommunications.com

©2012 Tata Communications Ltd. All Rights Reserved.

TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

GLOBAL MEETING ALLIANCE is a trademark of Tata Communications (Bermuda) Limited in certain countries.